Mastercard
2000 Purchase Street
Purchase, NY 10577-2509

Tel 1-914-249-2000

www.mastercard.com

VIA EDGAR

July 8, 2022

Mr. Tony Watson
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:	Mastercard Inc.
Form 10-K For Fiscal Year Ended December 31, 2021
Filed February 11, 2022
File No. 001-32877

Dear Mr. Watson:
Mastercard Incorporated (“Mastercard” or the “Company”) is submitting the following responses to your letter dated June 27, 2022 regarding the review by the staff (the “Staff”) of the Securities and Exchange Commission of Mastercard’s Form 10-K for the fiscal year ended December 31, 2021, filed on February 11, 2022 (the “Form 10-K”).
To assist your review, we have retyped the text of the Staff’s comments in italics below.

Item 7. Management’s discussion and analysis of financial condition and results of operations
Financial Results
Revenue, page 51
1.We note your presentation of gross revenue excluding the impact of rebates and incentives (contra-revenue). Please tell us how you determined that excluding the impacts of rebates and incentive does not substitute individually tailored revenue recognition and measurement methods for those of GAAP.
The intent of the Company’s disclosure of gross revenue on pages 51 and 77 of the 10-K is not to substitute an individually tailored revenue recognition and measurement method for those of GAAP. Instead, disclosure of gross revenue is provided only as a subtotal of the Company’s individual driver-based sources of revenue, which together with rebates and incentives (contra-revenue) represent the Company’s disaggregated revenue components for purposes of disclosure in accordance with ASC 606 (the “Standard”). These revenue categories serve as the basis to explain the nature, amount, timing and uncertainty of the Company’s total GAAP revenue, which is Net revenue.

Notes to consolidated financial statements
Note 3. Revenue, page 77
2.We note your presentation of gross revenue excluding the impact of rebates and incentives (contra-revenue). Please tell us how your presentation complies with ASC 606 and why the rebates and incentives have not been allocated to the individual sources of revenue.
ASC 606 (“the Standard”) requires companies to disclose (or present in the Statement of Operations) the amount of revenue recognized from contracts with customers separately from other sources of revenue. Based on the nature of the Company’s revenue-generating activities, Mastercard’s revenue streams are all within the scope of the Standard and therefore presented on the Consolidated Statement of Operations as a single line item titled Net revenue. Included within Net revenue are rebates and incentives (contra-revenue). In accordance with the guidance prescribed in ASC 606-10-32-25, rebates and incentives are a reduction in the transaction price, and therefore a reduction of revenue, as these payments to customers are not in exchange for a distinct good or service.
The Standard includes disclosure requirements that are intended to provide users of the financial statements with sufficient information to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. To achieve this objective, the Standard requires entities to provide additional disclosures including, among other things, the disaggregation of revenue. The Standard further states that, when selecting the categories for disaggregation, an entity should consider how revenue and cash flows are affected by economic factors, how information about the entity’s revenue is regularly reviewed by management for evaluation of financial performance and how the entity’s revenue has been presented for other purposes such as earnings releases or investor presentations.
The Company’s components of net revenue, as disclosed within Note 3 of the Form 10-K, are as follows:
•Domestic assessments
•Cross-border volume fees
•Transaction processing
•Other revenues
•Rebates and incentives (contra-revenue)
These components align with how revenue is earned from the Company’s offerings in addition to economic factors, such as consumer spending habits, that impact the Company’s ability to generate revenue and cash flows. The Company’s contracts with customers regularly provide for rebates and incentives which may include fixed payments directly related to entering into an agreement or variable-based rebates and incentives which are typically tied to customer performance, such as volume thresholds. Any allocation of rebates and incentives across each revenue stream would require a high level of assumptions to estimate and would not reflect how management assesses performance of the Company. Management does not perform an allocation of rebates and incentives to the individual sources of revenue and to do an allocation would solely be for the purposes of the disaggregated revenue disclosures.
The disaggregated components of net revenue have been disclosed consistent with how management reviews the Company’s financial performance. Management reviews its driver-based sources of revenue which align with the Company’s corresponding key metrics (gross dollar volume, cross-border volume and switched transactions) separate from rebates and incentives as rebates and incentives can be for either fixed amounts or based upon customer performance. The presentation of the components of net revenue, as disclosed, provide visibility into the drivers of net revenue and correspond to the related cash inflows and outflows associated with the Company’s contracts with customers. The presentation is also consistent with how Mastercard has historically discussed the Company’s financial performance with investors, both in its earnings releases and investor presentations.

In response to your letter, Mastercard acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.
Please do not hesitate to call me at 914-249-1330 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ Sandra Arkell
Sandra Arkell
Corporate Controller
Principal Accounting Officer

Cc:	Suying Li, Securities and Exchange Commission
Michael Miebach, President and Chief Executive Officer
Sachin Mehra, Chief Financial Officer

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